FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of September 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Grohe Holding GmbH
                                                (Registrant)


04 September 2003                           By: /s/ Michael Grimm
                                               ---------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


04 September 2003                           By: /s/ Heiner Henke
                                               ---------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

                GROHE HOLDING GMBH - FIRST HALF YEAR 2003 RESULTS



FINANCIAL KEY FIGURES FOR THE FIRST HALF YEAR 2003:

o        Sales EUR 454.3 million (H1 2002: EUR 470.3 million)
o        Gross margin 44.3% (H1 2002: 43.8%)
o        Operating income EUR 65.5 million (H1 2002: EUR 69.4 million)
o        Adjusted EBITDA* EUR 102.6 million (H1 2002: EUR 103.6 million)


In the first half year 2003 sales amounted to EUR 454.3 million and adjusted for currency effects increased by 1.1 percent compared to the same period of the previous year. The negative exchange rate development - especially the weak US-dollar - caused sales to decrease by 3.4 percent (H1 2002: EUR 470.3 million). In a continued weak economic environment, sales volume exceeded the previous year's figures. Despite persisting price pressure, moderate price increases could be implemented in the market.

Due to the continued tight and difficult domestic market environment, the company could not avoid first half year 2003 sales dropping by 8.5% to EUR 109.5 million in Germany, all the less so as the construction sector remains in the midst of a consolidation process.

Sales in Europe, excluding Germany, were up 4.0 percent on the previous year's EUR 233.0 million to EUR 242.4 million. Nearly all European countries reported rising sales, even though this region, too, was affected by the weak economy. Reporting an impressive 11.2 percent growth rate, Eastern Europe continued to make a major contribution to sales, followed by France and Spain, where sales increased 5.8 percent and 7.0 percent, respectively. Austria (-3.2 percent) and the UK (-1.6 percent) on the other hand were unable to reach the previous year's figures.

The appreciation of the euro had a particularly strong impact on overseas sales, which amounted to EUR 102.4 million in the first half year 2003 (H1 2002: EUR
117.7 million). In currency-adjusted terms, sales were up 3.8 percent, with local currency sales in the USA (+5.8 percent) and the Far East (+8.4 percent) clearly exceeding the previous year's level. Due to the weakness of the local market, Japan was the only overseas country to fall short of the previous year's figures.

First half year 2003 sales in the strategic product group Designer Fittings & Accessories increased by 1.1 percent to EUR 40.1 million (H1 2002: EUR 39.6 million). Sales in the Bathroom and Special Fittings product group amounted to EUR 198.8 million (H1 2002: EUR 202.6 million). At EUR 55.9 million, sales of Kitchen Fittings almost held steady at the previous year's EUR 56.7 million. Sales in the Showers and Shower Systems product group declined by 2.7 percent to EUR 73.0 million. Facing continuing difficult market conditions in Germany the product group Sanitary Systems reported sales of EUR 43.3 million (H1 2002: EUR
47.5 million).

The gross margin rose from the previous year's 43.8 percent to 44.3 percent in the first half year 2003. This increase is mainly attributable to cost savings resulting from ongoing rationalization efforts and additional reductions in the cost of materials. The currency-related decline in sales could not fully be offset, however. Accordingly, the gross profit stood at EUR 201.3 million in the first half year 2003 (H1 2002: EUR 206.1 million).




* For the definition of EBITDA, please refer to the attachment

The first half year 2003 operating income amounted to EUR 65.5 million, compared to EUR 69.4 million in the previous year. At EUR 102.6 million, adjusted EBITDA* remained almost unchanged from the same period of the previous year (EUR 103.6 million).



NOTE

We prepare our interim reports in accordance with US GAAP.


ATTACHMENTS
Statements of Operations, Balance Sheets, Statements of Cash Flows, Reconciliation of adjusted EBITDA





The text contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed, may affect our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

* For the definition of EBITDA, please refer to the attachment

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (EURO IN THOUSANDS)

                                                Three months ended June 30,        Six months ended June 30,
                                             ---------------------------------- ---------------------------------
                                                  2003              2002             2003             2002
                                             ---------------- ----------------- ---------------- ----------------
Sales                                            216,449           230,646          454,261          470,348
Cost of sales                                   (119,466)         (130,938)        (252,965)        (264,273)
                                             ---------------- ----------------- ---------------- ----------------

Gross profit                                      96,983            99,708          201,296          206,075

Selling, general and administrative
    expenses                                     (56,243)          (59,425)        (113,683)        (115,956)
Research and development                          (6,122)           (5,584)         (12,456)         (11,085)
Amortization of tradename                         (4,841)           (4,835)          (9,679)          (9,671)
                                             ---------------- ----------------- ---------------- ----------------

Operating income                                  29,777            29,864           65,478           69,363

Interest income                                      581               867            1,274            1,386
Interest expense                                 (16,300)          (17,560)         (38,966)         (35,598)
Income from equity method investees                    2                24               46               15
Financial income (loss) from derivatives          (9,534)           18,894          (10,518)          20,204
Other income and expense, net                    (13,757)           (6,623)         (13,553)          (5,801)
                                             ---------------- ----------------- ---------------- ----------------
Income (loss) before income taxes and
    minority interests                            (9,231)           25,466            3,761           49,569

Income tax expense                               (11,533)          (10,558)         (16,467)         (20,600)
                                             ---------------- ----------------- ---------------- ----------------

Income (loss) before minority interests          (20,764)           14,908          (12,706)          28,969

Minority interests                                  (254)             (207)            (460)            (394)

                                             ---------------- ----------------- ---------------- ----------------
Net income (loss)                                (21,018)            14,701         (13,166)          28,575
                                             ================ ================= ================ ================

                               GROHE HOLDING GMBH
                           CONSOLIDATED BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                          June 30,        December 31,
                                                                            2003              2002
                                                                        (unaudited)
                                                                      ----------------- ------------------
Assets

   Current assets
     Cash and cash equivalents                                             40,608             71,299
     Restricted cash                                                       39,271             31,274

     Accounts receivable
       Trade accounts receivable                                          175,899            143,203
       Due from equity method investees                                     2,517              1,810
                                                                      ----------------- ------------------
                                                                          178,416            145,013
                                                                      ----------------- ------------------

     Inventories                                                          107,385            108,195
     Deferred income taxes                                                  8,465              5,146
     Prepaid expenses                                                       2,475              1,498
     Other current assets                                                  34,797             33,050

                                                                      ----------------- ------------------
         Total current assets                                             411,417            395,475
                                                                      ----------------- ------------------


     Investments in equity method investees                                   785              1,510
     Deferred income taxes                                                  1,549              1,329
     Other noncurrent assets                                               25,281             22,321

     Property, plant and equipment
       Land, buildings and improvements, net                              127,006            129,162
       Equipment and machinery, net                                        23,016             28,309
       Other factory and office equipment, net                             43,577             48,274
       Advances and construction in process                                15,222             13,261
                                                                      ----------------- ------------------
                                                                          208,821            219,006
                                                                      ----------------- ------------------


     Intangible assets
       Tradename, net                                                     217,645            226,817
       Software and other intangible assets, net                           13,107             11,226
       Intangible pension asset                                               186                202
                                                                      ----------------- ------------------
                                                                          230,938            238,245
                                                                      ----------------- ------------------

     Goodwill, net                                                        443,129            445,011

                                                                      ----------------- ------------------
         Total assets                                                   1,321,920          1,322,897
                                                                      ================= ==================

                               GROHE HOLDING GMBH
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)

                                                                       June 30,         December 31,
                                                                         2003              2002
                                                                     (unaudited)
                                                                   -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                       23,394              73,184
     Current maturities of capital leases                                   483                 656
     Short-term debt to banks                                             2,905               4,054

     Trade accounts payable                                              19,688              34,599
     Current tax liabilities                                             16,586              16,780
     Other accrued expenses and current liabilities                     146,729             142,910

                                                                   -----------------  ------------------
       Total current liabilities                                        209,785             272,183
                                                                   -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                            539,764             279,954
     Long-term debt to related parties                                   51,389             133,148
     Long-term debt to shareholders                                      15,263              39,526
     Bonds payable                                                      200,000             200,000
     Capital leases                                                         329                 518
     Pension and similar obligations                                    156,809             152,400
     Other accrued expenses and noncurrent liabilities                   17,749              16,435
     Deferred income taxes                                               38,661              75,297
                                                                   -----------------  ------------------
       Total noncurrent liabilities                                   1,019,964             897,278
                                                                   -----------------  ------------------

   Commitments and contingencies

   Minority interests in consolidated subsidiaries                        1,674               2,068

   Shareholders' equity
     Share capital                                                       51,374              51,374
     Additional paid in capital                                         117,173             163,204
     Deferred compensation                                               (1,299)             (1,788)
     Accumulated deficit                                                (70,676)            (57,510)
     Accumulated other comprehensive loss                                (6,075)             (3,912)
                                                                   -----------------  ------------------
       Total shareholders' equity                                        90,497             151,368
                                                                   -----------------  ------------------
         Total liabilities and shareholders' equity                   1,321,920           1,322,897
                                                                   =================  ==================

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)

                                                                       Six months ended June 30,
                                                                    --------------------------------
                                                                         2003             2002
                                                                    ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                    (13,166)          28,575
   Minority interests in income of subsidiaries                             460              394
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Depreciation of fixed assets                                    17,316           25,831
         Amortization of tradename                                        9,679            9,671
         Amortization of software and other intangibles                   2,104            2,034
         Deferred income taxes                                           (2,277)           3,101
         Income from equity method investees                                (46)             (15)
         Noncash compensation                                               489                0
         Loss (gain) from disposal of long-lived assets, net                 99             (149)
         Expenses related to the refinancing of loans from
            related parties and shareholders                             14,685                0
         Loss on sale of property and equipment to related
             party                                                            0              530
         Changes in operating assets and liabilities
            Accrued interest on long-term debt
               to shareholders and related parties                        6,846            8,905
            Derivative financial instruments                             16,008          (19,279)
            Accounts receivable                                         (35,320)         (32,295)
            Inventories                                                  (1,106)             602
            Prepaid expenses and other assets                            10,502            4,927
            Accounts payable                                            (14,911)          (8,092)
            Pension and similar obligations                               4,606            4,603
            Other accrued expenses and liabilities                       (5,114)          13,578
                                                                    ---------------  ---------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                             10,854           42,921
                                                                    ---------------  ---------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment                      (8,297)          (8,127)
         Proceeds from sale of property, plant and equipment                203            2,272
         Purchases of intangible assets                                  (4,502)          (2,013)
         Purchases of shares from minorities                             (2,886)            (203)
         Dividends received from equity method investees                    771              398
                                                                    ---------------  ---------------
  NET CASH USED FOR INVESTING ACTIVITIES                                (14,711)          (7,673)
                                                                    ---------------  ---------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Increase in restricted cash                                     (7,997)         (19,735)
         Decrease in short-term debt to banks                              (851)               0
         Proceeds from issuance of long-term debt to banks              550,000                0
         Payments on long-term debt to related parties and
             shareholders                                              (200,000)               0
         Principal payments on long-term debt to banks                 (340,118)          (5,012)
         Refinancing charges                                            (28,443)               0
         Other                                                              897               (8)
                                                                    ---------------  ---------------
   NET CASH USED FOR FINANCING ACTIVITIES                               (26,512)         (24,755)
                                                                    ---------------  ---------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                                 (322)            (560)
                                                                    ---------------  ---------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (30,691)           9,933

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                             71,299           50,277
                                                                    ---------------  ---------------
      AT END OF PERIOD                                                   40,608           60,210
                                                                    ===============  ===============

                               GROHE HOLDING GMBH
                          ADJUSTED CONSOLIDATED EBITDA
                               (EURO IN THOUSANDS)


A reconciliation between adjusted consolidated EBITDA and net income as reported in the unaudited interim consolidated financial statements is as follows:

                                                         Three months ended           Six months ended
                                                              June 30,                    June 30,
                                                      --------------------------- ---------------------------
                                                          2003         2002           2003         2002
                                                      ----------- --------------- ------------- -------------
Net income (loss) as reported in the consolidated
  statements of operations                              (21,018)      14,701       (13,166)       28,575
Income tax expense                                       11,533       10,558        16,467        20,600
Interest expense                                         16,300       17,560        38,966        35,598
Depreciation expense                                      8,508       12,940        17,316        25,831
Amortization of software                                  1,114        1,077         2,104         2,034
Amortization of tradename                                 4,841        4,835         9,679         9,671
Noncash charges                                             311          530           588           530
Adjustment related to derivatives**                      11,472      (17,274)       16,008       (19,279)
Costs related to the refinancing of long-term debt
  to related parties and shareholders                    14,340            0        14,685             0

                                                      ----------- --------------- ------------- -------------
Adjusted EBITDA                                          47,401       44,927       102,647       103,560
                                                      =========== =============== ============= =============

** We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.